UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended June 30, 2011

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
|_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 520 Madison Avenue, 26th Floor
New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie	New York, New York	August 11, 2011
[Signature]	[City, State]	[Date]

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Report Type: (Check only one):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report).

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting managers(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 91

Form 13F Information Table Value Total: $405,674
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

Form 13F File Number	Name
28-13433	TIG Arbitrage Associates Master Fund L.P.

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FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MNGRS	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ABOVENET INC	COM	00374N107	1,339	19,003	SH		SOLE	NONE	19,003		
ACTIVISION BLIZZARD INC	COM	00507V109	2,771	237,280	SH		SOLE	NONE	237,280		
AIR TRANSPORT SERVICES GRP I	COM	00922R105	3,398	496,000	SH		SOLE	NONE	496,000		
ASSISTED LIVING CONCPT NEV N	CL A NEW	04544X300	2,530	150,804	SH		SOLE	NONE	150,804		
BAIDU INC	SPON ADR REP A	056752108	1,051	7,500	SH		SOLE	NONE	7,500		
BANRO CORP	COM	066800103	1,334	350,000	SH		SOLE	NONE	350,000		
BARNES & NOBLE INC	COM	067774109	2,727	164,473	SH		SOLE	NONE	164,473		
BJS WHOLESALE CLUB INC	COM	05548J106	504	10,000	SH	CALL	SOLE	NONE	10,000		
BLACKBOARD INC	COM	091935502	10,140	233,697	SH		SOLE	NONE	233,697		
BROADRIDGE FINL SOLUTIONS IN	COM	11133T103	6,973	289,714	SH		SOLE	NONE	289,714		
BROOKDALE SR LIVING INC	COM	112463104	4,047	166,874	SH		SOLE	NONE	166,874		
BROOKFIELD RESIDENTIAL PPTYS	COM	11283W104	546	55,072	SH		SOLE	NONE	55,072		
BUCYRUS INTL INC NEW	COM	118759109	19,179	209,241	SH		SOLE	NONE	209,241		
CARROLS RESTAURANT GROUP INC	COM	14574X104	4,008	383,866	SH		SOLE	NONE	383,866		
CEPHALON INC	COM	156708109	11,237	140,635	SH		SOLE	NONE	140,635		
CHEMTURA CORP	COM NEW	163893209	5,697	313,000	SH		SOLE	NONE	313,000		
CHEMTURA CORP	COM NEW	163893209	1,820	100,000	SH	CALL	SOLE	NONE	100,000		
CIBER INC	COM	17163B102	5,019	904,320	SH		SOLE	NONE	904,320		
CIT GROUP INC	COM NEW	125581801	4,599	103,910	SH		SOLE	NONE	103,910		
CIT GROUP INC	COM NEW	125581801	4,426	100,000	SH	PUT	SOLE	NONE	100,000		
CONAGRA FOODS INC	COM	205887102	1,807	70,000	SH	CALL	SOLE	NONE	70,000		
DOLLAR THRIFTY AUTOMOTIVE GP	COM	256743105	11,219	152,148	SH		SOLE	NONE	152,148		
DYCOM INDS INC	COM	267475101	1,410	86,306	SH		SOLE	NONE	86,306		
EXCO RESOURCES INC	COM	269279402	8,913	505,014	SH		SOLE	NONE	505,014		
EXCO RESOURCES INC	COM	269279402	2,065	117,000	SH	CALL	SOLE	NONE	117,000		
FOCUS MEDIA HLDG LTD	SPONSORED ADR	34415V109	622	20,000	SH		SOLE	NONE	20,000		
FREESCALE SEMICONDUCTOR HLDG	SHS OLD	G3727Q101	5,173	281,300	SH		SOLE	NONE	281,300		
FUNDTECH LTD	ORD	M47095100	3,359	168,300	SH		SOLE	NONE	168,300		
FUSHI COPPERWELD INC	COM	36113E107	1,669	291,342	SH		SOLE	NONE	291,342		
GENERAL ELECTRIC CO	COM	369604103	1,886	100,000	SH	CALL	SOLE	NONE	100,000		
GENERAL MTRS CO	*W EXP 07/10/201	37045V118	736	34,390	SH		SOLE	NONE	34,390		
GENERAL MTRS CO	*W EXP 07/10/201	37045V126	548	34,390	SH		SOLE	NONE	34,390		
GENERAL MTRS CO	COM	37045V100	1,148	37,828	SH		SOLE	NONE	37,828		
GENERAL MTRS CO	COM	37045V100	1,518	50,000	SH	PUT	SOLE	NONE	50,000		
GEN-PROBE INC NEW	COM	36866T103	8,234	119,077	SH		SOLE	NONE	119,077		
GERBER SCIENTIFIC INC	COM	373730100	223	20,000	SH		SOLE	NONE	20,000		
GRAHAM PACKAGING CO INC	COM	384701108	17,239	683,541	SH		SOLE	NONE	683,541		
HARBIN ELECTRIC INC	COM	41145W109	2,133	141,077	SH		SOLE	NONE	141,077		
HARBIN ELECTRIC INC	COM	41145W109	8,207	542,800	SH	CALL	SOLE	NONE	542,800		
INTEGRAL SYS INC MD	COM	45810H107	8,597	706,373	SH		SOLE	NONE	706,373		
INTL PAPER CO	COM	460146103	2,506	84,048	SH		SOLE	NONE	84,048		
ISTAR FINL INC	COM	45031U101	1,217	150,000	SH	PUT	SOLE	NONE	150,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	3,058	311,700	SH		SOLE	NONE	311,700		
KKR FINANCIAL HLDGS LLC	COM	48248A306	981	100,000	SH	CALL	SOLE	NONE	100,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	981	100,000	SH	PUT	SOLE	NONE	100,000		
L-1 IDENTITY SOLUTIONS INC	COM	50212A106	5,507	468,698	SH		SOLE	NONE	468,698		
LAWSON SOFTWARE INC NEW	COM	52078P102	281	25,000	SH		SOLE	NONE	25,000		
LIBERTY MEDIA CORP NEW	LIB STAR COM A	53071M708	1,748	23,230	SH		SOLE	NONE	23,230		
MACQUARIE INFRASTR CO LLC	MEMBERSHIP INT	55608B105	4,648	168,412	SH		SOLE	NONE	168,412		
MAGNUM HUNTER RES CORP DEL	COM	55973B102	553	81,827	SH		SOLE	NONE	81,827		
MATTEL INC	COM	577081102	6,650	241,900	SH		SOLE	NONE	241,900		
MBIA INC	COM	55262C100	869	100,000	SH	CALL	SOLE	NONE	100,000		
MERITOR INC	COM	59001K100	520	32,390	SH		SOLE	NONE	32,390		
MGM RESORTS INTERNATIONAL	COM	552953101	1,321	100,000	SH	PUT	SOLE	NONE	100,000		
NATIONAL BK GREECE S A	SPONSORED ADR	633643408	715	500,000	SH	CALL	SOLE	NONE	500,000		
NATIONAL BK GREECE S A	SPONSORED ADR	633643408	744	520,000	SH	PUT	SOLE	NONE	520,000		
NATIONAL SEMICONDUCTOR CORP	COM	637640103	11,981	486,828	SH		SOLE	NONE	486,828		
NATUS MEDICAL INC DEL	COM	639050103	379	25,000	SH		SOLE	NONE	25,000		
NCR CORP NEW	COM	62886E108	3,286	173,930	SH		SOLE	NONE	173,930		
NETEASE COM INC	SPONSORED ADR	64110W102	676	15,000	SH		SOLE	NONE	15,000		
PETROCHINA CO LTD	SPONSORED ADR	71646E100	876	6,000	SH		SOLE	NONE	6,000		
PRIMORIS SVCS CORP	COM	74164F103	2,355	182,570	SH		SOLE	NONE	182,570		
QUALITY DISTR INC FLA	COM	74756M102	1,220	93,707	SH		SOLE	NONE	93,707		
QUIKSILVER INC	COM	74838C106	1,058	225,000	SH		SOLE	NONE	225,000		
RALCORP HLDGS INC NEW	COM	751028101	17,051	196,935	SH		SOLE	NONE	196,935		
RALCORP HLDGS INC NEW	COM	751028101	4,156	48,000	SH	PUT	SOLE	NONE	48,000		
ROGERS CORP	COM	775133101	6,170	133,542	SH		SOLE	NONE	133,542		
S1 CORPORATION	COM	78463B101	2,693	360,000	SH		SOLE	NONE	360,000		
SANOFI	RIGHT 12/31/2020	80105N113	207	85,945	SH		SOLE	NONE	85,945		
SOHU COM INC	COM	83408W103	723	10,000	SH		SOLE	NONE	10,000		
SOUTHERN UN CO NEW	COM	844030106	7,529	187,531	SH		SOLE	NONE	187,531		
SPDR S&P 500 ETF TR	TR UNIT	78462F103	21,088	159,800	SH	PUT	SOLE	NONE	159,800		
STANLEY BLACK & DECKER INC	COM	854502101	2,891	40,130	SH		SOLE	NONE	40,130		
STONERIDGE INC	COM	86183P102	5,464	370,665	SH		SOLE	NONE	370,665		
TELECOM CORP NEW ZEALAND LTD	SPONSORED ADR	879278208	758	75,000	SH		SOLE	NONE	75,000		
TEMPLE INLAND INC	COM	879868107	15,005	504,556	SH		SOLE	NONE	504,556		
TEMPLE INLAND INC	COM	879868107	1,975	66,400	SH	CALL	SOLE	NONE	66,400		
TEREX CORP NEW	COM	880779103	6,968	244,924	SH		SOLE	NONE	244,924		
TIMBERLAND CO	CL A	887100105	2,106	49,010	SH		SOLE	NONE	49,010		
TITAN INTL INC ILL	COM	88830M102	534	22,000	SH		SOLE	NONE	22,000		
TRINA SOLAR LIMITED	SPON ADR	89628E104	6,285	280,350	SH		SOLE	NONE	280,350		

VARIAN SEMICONDUCTOR EQUIPMN	COM	922207105	21,263	346,082	SH		SOLE	NONE	346,082	
VERIFONE SYS INC	COM	92342Y109	7,729	174,273	SH		SOLE	NONE	174,273	
VERIGY LTD	SHS	Y93691106	11,829	790,154	SH		SOLE	NONE	790,154	
VERINT SYS INC	COM	92343X100	5,264	142,109	SH		SOLE	NONE	142,109	
VISTEON CORP	COM NEW	92839U206	6,084	88,930	SH		SOLE	NONE	88,930	
WARNER MUSIC GROUP CORP	COM	934550104	1,000	121,700	SH	PUT	SOLE	NONE	121,700	
WESTERN UN CO	COM	959802109	2,106	105,120	SH		SOLE	NONE	105,120	
WET SEAL INC	CL A	961840105	2,760	617,538	SH		SOLE	NONE	617,538	
YRC WORLDWIDE INC	COM NEW	984249300	226	200,000	SH	CALL	SOLE	NONE	200,000	
ZORAN CORP	COM	98975F101	11,629	1,384,368	SH		SOLE	NONE	1,384,368	

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